United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-162217).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2011

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-16269), filed with the Securities and Exchange Commission on May 13, 2011 (our “2010 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2010 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

PRESENTATION OF FINANCIAL INFORMATION

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the two years ended December 31, 2009 and December 31, 2010 and for the six months ended June 30, 2011, in accordance with IFRS.

Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011
9.2	7.6	7.7

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30, 2011		At December 31, 2010
Assets
Current assets:
Cash and cash equivalents	Ps.	87,459,781	Ps.	95,938,465
Accounts receivable, net		110,673,124		93,164,187
Derivative financial instruments		1,569,784		5,321,321
Related parties		3,497,324		3,571,036
Inventories, net		27,745,427		26,081,530
Other current assets, net		13,803,977		9,635,433

Total current assets		244,749,417		233,711,972
Non-current assets:
Property, plant and equipment, net (Note 4)		413,105,182		411,820,387
Licenses and rights of use, net		40,762,626		44,520,858
Trademarks, net		3,511,692		4,531,877
Goodwill		71,178,224		70,918,967
Investment in associated companies and others		54,821,863		50,539,455
Deferred taxes		31,464,550		32,768,773
Pension asset		18,572,681		16,290,367
Other non-current assets, net		17,500,985		11,591,878

Total non-current assets		650,917,803		642,982,562

Total assets	Ps.	895,667,220	Ps.	876,694,534

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	21,395,201	Ps.	9,039,204
Accounts payable and accrued liabilities		156,064,227		145,594,927
Taxes payable		33,034,470		22,479,495
Derivative financial instruments		1,650,681		453,932
Related parties		1,235,496		1,911,295
Deferred revenues		21,907,902		25,064,230

Total current liabilities		235,287,977		204,543,083
Long-term debt (Note 5)		282,762,701		294,060,952
Deferred taxes		26,449,393		25,178,166
Deferred revenues		4,350,335		3,990,184
Employee benefits		12,091,750		12,884,979

Total liabilities		560,942,156		540,657,364

Equity (Note 8):
Capital stock		96,425,573		96,433,461
Retained earnings:
Prior years		152,192,018		105,009,640
Profit for the period		47,661,868		91,123,052

Total retained earnings		199,853,886		196,132,692
Other comprehensive income items		10,618,845		15,085,830

Equity attributable to equity holders of the parent		306,898,845		307,651,983
Non-controlling interests		27,826,760		28,385,187

Total equity		334,725,064		336,037,170

Total liabilities and equity	Ps.	895,667,220	Ps.	876,694,534

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six-months ended June 30,
	2011		2010
Operating revenues:
Services	Ps.	288,065,918	Ps.	269,464,532
Equipment and accessories sales		27,868,757		25,564,312

		315,934,675		295,028,844

Operating costs and expenses:
Cost of sales and services		133,064,342		119,910,193
Commercial, administrative and general expenses		58,972,723		52,374,844
Other expenses		1,886,241		1,676,979
Depreciation and amortization		45,098,332		41,626,379

		239,021,638		215,588,395

Operating income		76,913,037		79,440,449

Interest income		3,066,258		2,032,081
Interest expense		(9,571,394)		(7,571,911)
Exchange gain, net		6,491,251		3,602,193
Valuation of derivatives and other financial items, net		(4,302,375)		(6,250,353)
Equity interest in net income of associated company		1,298,514		357,227

Profit before income tax		73,895,291		71,609,686
Income tax		23,143,913		24,060,571

Net profit for the period	Ps.	50,751,378	Ps.	47,549,115

Net profit for the period attributable to:
Equity holders of the parent	Ps.	47,661,868	Ps.	42,129,996
Non-controlling interests		3,089,510		5,419,119

	Ps.	50,751,378	Ps.	47,549,115

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	(5,593,911)	Ps.	(8,887,100)
Effect of fair value of derivatives, net of deferred taxes		211,167		55,358

Total other comprehensive income items for the period		(5,382,744)		(8,831,742)

Total comprehensive income for the period	Ps.	45,368,634	Ps.	38,717,373

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	43,280,194	Ps.	33,812,515
Non-controlling interests		2,088,440		4,904,858

	Ps.	45,368,634	Ps.	38,717,373

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.60	Ps.	0.54

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the six-months ended June 30, 2011

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2011	Ps.	96,433,461	Ps.	358,440	Ps.	195,774,252	Ps.	196,132,692	Ps.	34,165	Ps.	15,051,665	Ps.	307,651,983	Ps.	28,385,187	Ps.	336,037,170
Net profit for the period						47,661,868		47,661,868						47,661,868		3,089,510		50,751,378
Effect of fair value of derivatives, net of deferred taxes										125,856				125,856		85,311		211,167
Effect of translation of foreign entities												(4,592,841)		(4,592,841)		(1,001,070)		(5,593,911)

Comprehensive income for the period						47,661,868		47,661,868		125,856		(4,592,841)		43,194,883		2,173,751		45,368,634
Dividends						(14,309,640)		(14,309,640)						(14,309,640)		(1,900,948)		(16,210,588)
Repurchase of shares		(7,888)				(29,271,234)		(29,271,234)						(29,279,122)				(29,279,122)
Acquisition of non-controlling interests						(359,800)		(359,800)						(359,800)		(304,159)		(663,959)
Repurchase of subsidiary’s shares																(527,071)		(527,071)

Balance at June 30, 2011	Ps.	96,425,573	Ps.	358,440	Ps.	199,495,446	Ps.	199,853,886	Ps.	160,021	Ps.	10,458,824	Ps.	306,898,304	Ps.	27,826,760	Ps.	334,725,064

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Equity

For the six-months ended June 30, 2010

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2010	Ps.	30,115,549	Ps.	358,440	Ps.	189,974,806	Ps.	190,333,246	Ps.	435,522	Ps.	22,980,451	Ps.	243,864,768	Ps.	69,933,392	Ps.	313,798,160
Net profit for the period						42,129,996		42,129,996						42,129,996		5,419,119		47,549,115
Effect of fair value of derivatives, net of deferred taxes										55,358				55,358				55,358
Effect of translation of foreign entities												(8,372,839)		(8,372,839)		(514,261)		(8,887,100)

Comprehensive income for the period						42,129,996		42,129,996		55,358		(8,372,839)		33,812,515		4,904,858		38,717,373
Dividends						(10,274,730)		(10,274,730)						(10,274,730)		(4,016,583)		(14,291,313)
Repurchase of shares		(1,582)				(5,631,877)		(5,631,877)						(5,633,459)				(5,633,459)
Acquisition of non-controlling interests through public offerings		66,322,488				(50,939,754)		(50,939,754)						15,382,734		(42,166,422)		(26,783,688)

Balance at June 30, 2010	Ps.	96,436,455	Ps.	358,440	Ps.	165,258,441	Ps.	165,616,881	Ps.	490,880	Ps.	14,607,612	Ps.	277,151,828	Ps.	28,655,245	Ps.	305,807,073

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-months ended June 30,
	2011		2010
Operating activities
Profit before income tax	Ps.	73,895,291	Ps.	71,609,686
Items not requiring the use of cash:
Depreciation		39,593,705		36,305,606
Amortization of intangible assets		5,504,627		5,320,773
Equity interest in net income of associated companies		(1,298,514)		(357,227)
Gain on sale of fixed assets		(20,868)		(4,497)
Net period cost of labor obligations		4,218,782		4,439,038
Exchange gain, net		(5,207,249)		(4,315,786)
Interest expense		9,571,394		7,571,911
Valuation of derivatives, net		2,684,851		2,057,878
Working capital adjustments:
Accounts receivable		39,401		(1,752,337)
Prepaid expenses		(4,375,043)		(1,275,456)
Related parties		(472,090)		(799,121)
Inventories		(2,005,367)		128,216
Other assets		(5,356,668)		(7,690,529)
Accounts payable and accrued liabilities		(10,356,831)		4,174,894
Employee profit sharing		(1,493,308)		(1,173,762)
Financial instruments		902,303		(1,276,101)
Deferred revenues		5,390		(426,860)
Labor obligations		(4,241,667)		989,941
Income tax paid		(30,664,672)		(22,851,513)

Net cash flow provided by operating activities		70,923,467		90,674,754

Investing activities
Purchases of property, plant and equipment		(39,892,336)		(25,959,743)
Acquisitions of licenses		(869,903)		(762,755)
Proceeds from sale of fixed assets		30,208		26,069
Acquisitions of equity investments		(2,020,915)		(28,227,271)

Net cash flow used in investing activities		(42,752,946)		(54,923,700)

Financing activities
Loans obtained		23,525,139		134,131,627
Repayment of loans		(17,611,268)		(36,428,829)
Interest paid		(10,263,367)		(6,977,662)
Repurchase of shares		(29,556,228)		(5,449,424)
Dividends paid		(2,174,581)		(980,688)

Net cash flow (used) provided in financing activities		(36,080,305)		84,295,024

Net increase in cash and cash equivalents		(7,909,784)		120,046,078

Adjustment to cash flows due to exchange rate fluctuations		(568,900)		624,354
Cash and cash equivalents at beginning of period		95,938,465		59,766,533

Cash and cash equivalents at end of period	Ps.	87,459,781	Ps.	180,436,965

Non-cash transactions related to:

	For the six-months ended June 30
	2011		2010
Investing activities
Property, plant and equipment	Ps.	19,040,777	Ps.	12,460,676
Financing activities
Capital stock			Ps.	66,322,488

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business and Relevant Events

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company or “América Móvil”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout the United States, Latin America and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses will expire between 2012 through 2046. In the next two fiscal years there are no contingent liabilities for license expiration and/or extinction.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

II. Relevant events

a) Public offerings (Share amounts are pre-split basis)

On January 13, 2010, the Company announced a tender share exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (hereinafter CGT), who in turn was the holder of 60.7% of the outstanding shares of Telmex Internacional, S.A.B de C.V. (hereinafter Telint), and of 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (hereinafter TMX). América Móvil also announced its intention to make a tender offer for the exchange or purchase of all of the shares of Telint not owned by CGT, which represented 39.3% of the outstanding shares as of the date of the offers.

On June 16, 2010, América Móvil completed the public offers for the acquisition and exchange of shares, resulting in the issuance of 8,438,193,727 series L shares of América Móvil, which were received by the shareholders of CGT (7,088,921,019 shares) and the minority shareholders of Telint (1,349,272,708 shares). The exchange ratio was set at 0.373 shares of América Móvil for each share of Telint, and 2.047 shares of América Móvil for each share of CGT.

In addition, the Company paid Ps. 26,783,689 (USD 2,120,640 at the exchange rate on the date of the offer) to buy shares from those minority shareholders who did not accept the share exchange. As a result of these tender offers, the Company acquired, directly and indirectly, 92.7% of the outstanding shares of Telint and 59.4% of the outstanding shares of TMX.

From January to June 2011 and from July to December of 2010, the Company increased its direct and indirect holding of the outstanding shares of Telint to 97.2% and 96.8%, respectively and of TMX to 59.5%, through additional tender offers.

Before the CGT tender offer, 88.57% of the capital stock of CGT was held by the Slim family and consequently, that component of the CGT tender offer was accounted for as a transaction between entities under common control with all balances and transactions recognized at historical cost (similar to the pooling-of-interests method) for all the periods presented.

The acquisition of non-controlling interest in the public tender offers was accounted for as an equity transaction calculated at the market value of the offer at the date of acquisition.

b) Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2010, using a transition date as of January 1, 2009. As a result, the accompanying financial statements and the notes thereto have been prepared in accordance with IFRS.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements for all the periods presented, have been prepared in conformity with the International Accounting Standard 34, Interim Financial Reporting (IAS 34), as issued by the IASB, applicable to interim financial statements.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2010.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the currency of presentation of these financial statements.

b) New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2010, except for the adoption of new standards and interpretations as of January 1, 2011, noted below:

i)	IAS 24 Related Party Transactions (Amendment)

ii)	IAS 32 Financial Instruments: Presentation (Amendment)

iii)	IFRIC 14 Prepayments of Minimum Funding Requirement (Amendment)

Adoption of these standards and interpretations did not have any impact in the company’s financial statements and notes.

c) Improvements to IFRS (issued May 2010)

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments did not have any impact on the financial position, operating results and cash flows of the Company.

i)	IFRS 3 Business Combination

ii)	IFRS 7 Financial Instruments – Disclosures, the Company reflects revised disclosures requirements in Note 12

iii)	IAS 1 Presentation of Financial Statements, América Móvil provides an analysis of the components of the caption “Other Comprehensive Income” in Note 11

iv)	IAS 34 Interim Financial Statements, the Company has illustrated the additional disclosures for fair values and changes in classification of financial statements in Note 12

d) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The unaudited interim condensed consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements for the subsidiaries were prepared for the same period as the holding company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

All intercompany balances and transactions have been eliminated in the unaudited interim condensed consolidated financial statements. Non-controlling interests refer to certain subsidiaries in which the Company does not hold 100% of the shares.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby América Móvil recognizes its share in the net income and equity of the associate.

The results of operations of the subsidiaries and associates were included in the Company’s unaudited interim condensed consolidated financial statements beginning as of the month following their acquisition.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated Statement of Comprehensive Income and in equity in the Consolidated Statement of Financial Position separately from América Móvil’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries and associated companies are either consolidated or recognized using the equity method, respectively, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of our subsidiaries and associates operate in a hyperinflationary economic environment and their local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”.

•	the statements of cash flows were translated using the weighted average exchange rate for the applicable period.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities. At June 30, 2011 and December 31, 2010, the cumulative translation gain was Ps. 10,458,824 and Ps.22,980,451, respectively.

e) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectibility.

Voice services

•

Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered are recognized as deferred revenues.

•

Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•

Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•

Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•

Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data

•

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided. Revenue is recognized for programming services that include a TV channel package, as well as for pay-per-view.

Other related services

•	Advertising revenues earned through the publication of the telephone directory are recognized over the life of the directory.

•

Sales of mobile phone equipment and computers, which are mostly made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer, the distributors and general public do not have the right to return the products, and the recovery of the amounts is probable.

Commissions paid to distributors

Commissions paid to distributors for post-paid plans, whether for activation, loyalty or volume, are presented as a reduction of revenues.

Loyalty and activation volume commissions are accrued monthly based on statistical information regarding customer retention, sales volume and the number of contracted customers by each distributor. Loyalty commissions are paid to distributors for customers that remain activated for a specified period of time, and sales volume commissions are paid at the time the distributor reaches pre-determined ranges of activated customers.

Points programs

The points programs are recognized as a reduction to revenues, since they effectively represent a decrease in the price of mobile services and equipment.

f) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment is recognized as cost of sales.

g) Cost of services

These costs include the cost of call terminations in the networks of other carriers, the costs to link the fixed and mobile networks, payments for long-distance services, rental costs for the use of infrastructure (links, ports and measured service), as well as message exchanges between carriers. Such costs are recognized at the time the service is received by the fixed or mobile carriers. These costs also include last-mile costs and line installation costs, which are also recognized at the time the services are received.

h) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

i) Allowance for bad debts

The Company periodically recognizes a provision for doubtful accounts based mainly on its past experience, the aging of its accounts receivable, the delays in resolving its disputes with other carriers, and the market segments of its customers (governments, businesses and mass market).

Collection policies and procedures vary depending on the credit history of the customer, the credit granted, and the age of the unpaid calls in other cases.

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate.

j) Inventories

Inventories are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

k) Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date.

Goodwill is reviewed annually to determine its recoverability, or more often if circumstances indicate that the net book value of the goodwill might be not fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the net book value, an impairment loss is charged to results of operations.

For the years ended December 31, 2009 and 2010, no impairment losses were recognized for the goodwill shown in the Company’s statement of financial position.

l) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the deemed cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding 6 months are capitalized as part of the cost of the asset.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephony plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located. For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment items is removed from the balance sheet at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

Annual depreciation rates are as follows:

Telephone plant	3.3% to 33%
Performance monitoring equipment in the telephone plant	33%
Buildings	3%
Other assets	10% to 33%

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

For the six-month periods ended June 30, 2011 and 2010, no impairment losses were recognized.

m) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, an impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are used that are based on such strategic plans while applying a constant or decreasing expected growth rate.

The estimations were performed according to the requirements and methodology required by the IAS 36 for each of the Company’s subsidiaries understanding each subsidiary as a cash generating unit (CGU).

The forecasts were performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value. The forecasts are made according to budgets which are approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of elaborating the information regarding the financial forecast, premises and assumptions have been included which any other market participant in similar conditions would consider.

n) Licenses and trademarks

Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are amortized using the straight-line method over a period ranging from 5 to 40 years, which represents the usage period of the assets.

Trademarks are recorded at their value in use at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

The value of the Company’s intangible assets with defined useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the six-month periods ended June 30, 2011 and 2010, no impairment losses were recognized.

3. Business Combination and Subsequent Event

a) Teléfonos de México S.A.B. de C.V.

On August 1, 2011, América Móvil announced that its Board of Directors approved a tender offer for all of the outstanding shares of capital stock of all classes of Telmex that are not already owned, directly or indirectly, by América Móvil. The tender offer would include those shares that are represented by American Depositary Shares (ADSs).

If all shareholders tender, AMX would acquire an additional 40.04% of the outstanding shares of Telmex and would directly or indirectly own 100% of the outstanding Telmex capital stock upon completion of the offer.

The purchase price will be Ps. 10.50 per share payable in cash. This price reflects an 11.1% premium over the average trading price of the Telmex “L” share on the Mexican Stock Exchange (Bolsa Mexicana de Valores) over the last 30 days prior to August 1, 2011, date in which the transaction was announced.

If América Móvil acquires a sufficient number of shares, it intends to delist Telmex from the various stock markets on which its shares are listed.

The tender offer will be subject to customary conditions, including the receipt of regulatory authorizations.

If all owners of the shares of TMX decided to sell their shares, the Company would acquire 7,219,000,000 shares of TMX for an amount of Ps. 75,799,500 (US$ 6.5 billion).

This transaction will be considered as an acquisition of non-controlling interest at the price of the tender offer, will be recorded as a reclassification within equity among the non-controlling interest, capital stock and retained earnings captions in the statement of changes in equity and will affect the future allocation of the net profit, and comprehensive income between non-controlling interest and the equity holders of the parent.

b) Net Servicios

The Company, through its Brazilian subsidiary Embratel, has been acquiring by steps the shares of Net Servicios. In January 2011 there was an additional acquisition increasing the Company’s equity ownership to 91.86% of the capital stock of Net. This acquisition represented approximately 2.09% of the shares and the amount paid was Ps. 1,186,361 (USD 164,970 or R$ 98,583).

4. Property, plant and equipments

During the six-month period ended June 30, 2011, the Company has been investing in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps. 40,762,239.

At June 30, 2011, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM and 3G networks for an amount up to approximately US$ 5,076 million (approximately Ps. 60,094 million). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

5. Debt

The Company’s short- and long-term debt consists of the following:

		At June 30, 2011
Currency	Loan	Rate	Maturity from 2011 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,510,553
	ECA credits (floating rate)	L +0.35%, L+0.39% and L + 0.75%	2018		6,364,247
	Fixed-rate notes	3.625% - 6.375%	2040		109,484,360
	Lines of credit	L + 0.25%-5.23% & 4.50%	2014		12,538,265

	Subtotal U.S. dollars				129,897,425

Euros
	ECA credits (fixed rate)	2.00%	2022		180,300
	Fixed-rate notes	3.75% and 4.75%	2022		30,045,352

	Subtotal Euros				30,225,652

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012		46,000
	Fixed-rate notes	4.10%-10.20%	2037		41,510,021
	Floating-rate notes	Cetes+0.55% & TIIE + 0.10%-1.50%	2016		37,100,000

	Subtotal Mexican pesos				78,656,021

Reais
	Lines of credit	4.50%, 8.78% and 9.20%, INPC + 0.5% & TJLP+4.5%	2021		3,129,031
	Floating-rate notes	CDI + 1.40%	2013		18,428,369

	Subtotal Brazilian reais				21,557,400

Colombian pesos	Bonds	CPI + 6.8% & 7.59%	2016		4,123,291

	Subtotal Colombian pesos				4,123,291

Other currencies	Bonds	1.49% - 6.41%	2039		23,023,981
	Leases	2.75% - 8.97%	2027		574,270
	Lines of credit	L + 0.33%, BAR +0.40% & 0.425%, Badlar rate & 4.76%-19.45%	2014		16,099,862

	Subtotal other currencies				39,698,113

	Total debt				304,157,902

	Less: Short-term debt and current portion of long-term debt				21,395,201

	Long-term debt			Ps.	282,762,701

F-10

		At December 31, 2010
Currency	Loan	Rate	Maturity from 2011 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,708,061
	ECA credits (floating rate)	L +0.35%, L+0.39%, L + 0.75% & L + 1.50%	2019		17,832,081
	Fixed-rate notes	3.625% - 6.375%	2040		114,308,303
	Lines of credit	L + 0.25%-4.23% & 4.50%	2014		13,515,748
	Leases	7.00%-7.50% & RLR + 1.06	2012		51,235

	Subtotal U.S. dollars				147,415,428

Euros
	ECA credits (fixed rate)	2.00%	2022		185,912
	Fixed-rate notes	3.75% and 4.75%	2022		28,942,800

	Subtotal Euros				29,128,712

Mexican pesos
	Lines of credit	TIIE + 0.60%	2011		46,000
	Fixed-rate notes	4.10%-10.20%	2037		41,474,529
	Floating-rate notes	Cetes+0.55% & TIIE + 0.10%-1.50%	2016		37,100,000

	Subtotal Mexican pesos				78,620,529

Reais
	Lines of credit	4.50%, 8.78% and 9.20% & LTIR+4.5%	2020		2,960,139

	Subtotal Brazilian reais				2,960,139

Colombian pesos	Bonds	CPI + 6.8% & 7.59%	2016		4,002,864

	Subtotal Colombian pesos				4,002,864

Other currencies	Bonds	1.49% - 6.41%	2039		23,207,510
	Leases	2.75% - 8.97%	2027		913,536
	Lines of credit	L + 0.33%, BAR +0.40% & 0.425%, Badlar rate & 4.76%-19.45%	2014		16,851,438

	Subtotal other currencies				40,972,484

	Total debt				303,100,156

	Less: Short-term debt and current portion of long-term debt				9,039,204

	Long-term debt			Ps.	294,060,952

Legend:

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican Weighted Interbank Interest Rate

CPI = Consumer price index

RLR = Reference Liability Rate

LTIR = Long-term Interest Rate

Cetes = Mexican Treasury Certificates

BAR = Bankers and Financial Institutions Association Rate

Baldar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million pesos

ECA = Export Credit Agreement

INPC = Brazilian consumer price index

TJLP = Long Term Interest Rate

CDI = Interbank Deposit Certificate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2011 and December 31, 2010 was approximately 4.7% and 5.2%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at June 30, 2011 and at December 31, 2010 is as follows:

	At June 30, 2011		At December 31, 2010
Domestic senior notes	Ps.	9,800,000	Ps.	4,500,000
Lines of credit used		8,586,174		600,416
Other loans				234,182

Total	Ps.	18,386,174	Ps.	5,334,598

Weighted average interest rate		4.8%		5.3%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2012	Ps.	6,450,246
2013		38,739,094
2014		32,848,404
2015		32,544,083
2016 and thereafter		172,180,874

Total	Ps.	282,762,701

Senior Notes - At June 30, 2011, the Company has senior notes issued in U.S. dollars of USD 9,248 million (Ps. 109,484 million) maturing from 2014 to 2040. The Company also had senior notes issued in Mexican pesos of Ps. 78,610 million maturing in 2011 and 2037. In 2010, América Móvil issued eleven new senior notes as follows: Ps. 4,600 million and Ps. 7,000 million (in Mexican pesos); 743 million investment units (UDIs) (equivalent to Ps. 3,301); USD 750 million, USD 2,000 million and USD 1,250 million; 5 million UFs (Unidades de Fomento) (equivalent to 105,460 Chilean pesos); 230 million Swiss francs; 750 million and 1,000 million Euros; and 650 million pounds sterling.

All senior notes issued by América Móvil are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at June 30, 2011 and December 31, 2010 is approximately Ps. 26,500 million and Ps. 19,726 million, respectively.

Domestic notes

At June 30, 2011, debt under domestic senior notes amounts to to Ps. 79,667 million. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE). At June 30, 2011 and December 31, 2010, debt under domestic notes aggregates to Ps. 78,610 million and Ps. 61,203 million, respectively. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps. 20,000 million.

General

The following covenants apply to the Company and certain of its subsidiaries for so long as any debt security remains outstanding. These covenants restrict the Company’s ability and the ability of these subsidiaries to enter into the transactions described below. However, these covenants do not limit their ability to incur indebtedness or require them to comply with financial ratios or to maintain specified levels of net worth or liquidity.

a)	Limitation on Liens

The Company may not, and it may not allow any of its restricted subsidiaries to, create, incur, issue or assume any liens on their restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of their attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless the Company secures the debt securities equally with, or prior to, the debt secured by such liens.

b)	Limitation on Sales and Leasebacks

The Company may not, and may not allow any of its restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the debt securities will be secured equally and ratably with or prior to the sale and leaseback transaction.

c)	Limitation on Sale of Capital Stock of Telcel

The Company may not, and may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition América Móvil would own, directly or indirectly, less than: (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel.

Some of the Company’s debt instruments are subject to early extinguishment or repurchase as the owner of the instrument decides in the case that change occurs related with the ultimate control of the Company.

At June 30, 2011, the Company complied with all the conditions established in our debt agreements.

At June 30, 2011, approximately 65% of América Móvil’s total outstanding consolidated debt is guaranteed by Telcel.

In May 2011, the Company entered into two revolving syndicated facilities i) one for Ps. 23,004 million (US$2 billion) and ii) one for the Euro equivalent of Ps. 34,109 million (U.S.$2 billion). They replaced a previous US$2 billion credit facility that matured in April 2011. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. The syndicated facilities limit our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. As of June 30, 2011, the Company has not drawn down any borrowings on these credit facilities.

6. Related Parties

For the six-month periods ended June 30, 2011 and 2010, the Company conducted the following transactions with related parties:

	For the six-months ended June 30
	2011		2010
Revenues:
Long-distance services and other telecommunications services	Ps.	4,684,129	Ps.	3,810,984
Sale of materials and other services		207,627		274,209
International interconnection services		218,627		375,686
Other		4,295		1,074

Total	Ps.	5,114,678	Ps.	4,461,953

Expenses:
Telecommunication services	Ps.	4,427,684	Ps.	3,388,323
Financial services		868,919		999,203
Buy of materials, equipment and fixed assets		2,011,124		1,477,886
Other		1,224,018		437,858

Total	Ps.	8,531,745	Ps.	6,303,270

In April 2011, we made short-term loans in the aggregate amount of U.S.$800 million to our affiliate Minera Frisco, S.A.B. de C.V. and two of its subsidiaries. The interest rate on U.S.$600 million of the loans was 1.5% and on U.S.$200 million of the loans was 1.7%. The loans mature between July 2011 and September 2011. As of June 30, 2011, the loans had been prepaid in their entirety.

7. Contingencies

In April 2011, following a regulatory inquiry initiated in 2006, the Mexican Competition Commission (Comisión Federal de Competencia, or “Cofeco”) notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the higher of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, or 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been approximately Ps. 54 million. Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that payment of a fine arising from the Cofeco’s resolution is not probable, and consequently we have not recorded a provision for accounting purposes as of June 30, 2011. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, and in that event our financial situation would be negatively affected.

8. Equity

a) On June 29, 2011 a two-for-one split of the América Móvil’s capital stock become effective based on the resolution taken by the shareholders at their meeting held on April 27, 2011.

As a consequence of the split mentioned in the paragraph above the calculation of basic and diluted earnings per share for the six months ended June 30, 2011 and 2010 were adjusted in order to reflect the two-for-one split.

b) On June 30, 2011, the Company’s capital stock is represented by 78,504,000,000 shares (23,424,632,660 Series AA shares, 771,862,580 Series A shares and 57,307,504,760 registered Series L shares with no par value and limited voting rights (“Series L”).

c) The capital stock of the Company consists of a minimum fixed portion of Ps. 397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law).

d) A reconciliation of the shares from December 31, 2010 to June 30, 2011 is as follows (in millions of shares considering the two-for-one split):

	Series A	Series AA	Series L	Total
Balance as of December 31, 2010	393	11,712	28,068	40,173
Repurchase of shares	(0.2)		(853)	(853.2)
Conversion of shares	(7)		7	(—)

Total before the Split	385.8	11,712	27,222	39,320

Total shares after two-for-one split	772	23,425	54,443	78,640
Repurchase of shares			(136)	(136)

Balance as of June 30, 2011	772	23,425	54,307	78,504

e) On April 27, 2011, in the Company’s annual shareholders’ meeting, the following was approved:

(i) execute a shareholding restructuring by means of a two-for-one stock split to be effective at a future date to be determined by management;

(ii) pay a cash dividend from the balance of the consolidated Net taxed profits account (CUFIN) in the amount of Ps. 0.36, payable in two installments, for each of the Series “AA”, “A” and “L” shares representing capital stock (including the preferred dividend corresponding to Series “L” shares), the amount of which is to be adjusted based on the resolutions to be adopted regarding the stock split referred to in paragraph (i) above, and

(iii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps. 50 billion in the terms set forth in Article 56 of the Securities Trading Act.

9. Income Tax, Asset Tax and Flat-Rate Business Tax

a) In January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries. In July 2010, the Company obtained authorization from the Ministry of Finance and Public Credit to consolidate the tax results of CGT and subsidiaries, Telmex and its Mexican subsidiaries, and Telint and its Mexican subsidiaries.

b) An analysis of income tax charged to results of operations for the six-months ended June 30, 2011 and 2010 is as follows:

	2011		2010
Current year income tax	Ps.	23,228,972	Ps.	23,701,246
Deferred income tax		(85,059)		359,324

Total	Ps.	23,143,913	Ps.	24,060,570

10. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama.

The Company management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil and Telmex as two segments. All significant operative segments that represent more than 10% of consolidated revenues, more than 10% of net earnings and more than 10% of consolidated assets, are presented separately.

	Mexico (1)	Telmex	Brazil	Southern Cone (2)	Colombia and Panama	Andean (3)	Central- América (4)	U.S.A. (5)	Caribbean (6)	Eliminations	Total consolidated
At June 30, 2010:
Operating revenues	75,715,824	57,437,911	75,050,664	20,666,770	24,070,182	14,043,741	8,461,630	16,328,680	13,387,915	(10,134,473)	295,028,844
Operating income	38,984,747	14,189,579	9,529,928	3,377,022	6,742,254	4,084,021	731,925	439,856	1,530,380	(169,263)	79,440,449
Depreciation and amortization	4,266,122	8,779,330	15,202,313	2,658,603	3,626,083	1,744,875	2,754,713	169,497	2,434,077	(9,234)	41,626,379
Assets by segment	1,246,859,759	168,136,339	228,877,618	61,171,980	74,061,968	47,568,272	39,326,586	13,112,477	66,182,804	(1,040,218,836)	905,078,967
At June 30, 2011:
Operating revenues	78,085,284	54,991,358	81,947,270	23,402,808	26,877,826	15,561,067	8,590,546	21,222,553	12,546,816	(7,290,853)	315,934,675
Operating income	38,647,299	12,926,650	5,483,213	4,522,732	8,024,016	5,115,879	508,230	537,448	1,375,367	(227,797)	76,913,037
Depreciation and amortization	4,296,778	8,465,688	17,926,091	2,892,836	4,282,894	1,812,929	2,889,283	170,778	2,361,055		45,098,332
Assets by segment	1,259,817,101	157,036,053	317,492,441	79,587,640	91,029,562	60,182,898	41,429,621	15,246,651	63,824,544	(1,189,979,291)	895,667,220

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic, Puerto Rico and Jamaica

11. Components of other comprehensive income

An analysis of the components of the other comprehensive income as of June 30, 2011 and 2010 is as follows:

	2011		2010
Valuation of the derivative financial instruments	Ps.	211,167	Ps.	55,358
Translation effect of foreign subsidiaries, net of deferred tax		(4,592,841)		(8,372,839)
Non-controlling interest of the items above		(1,001,070)		(514,261)

Other comprehensive income (loss)	Ps.	(5,382,744)	Ps.	(8,831,742)

12. Other Financial Assets and Liabilities

Fair value hierarchy

At June 30, 2011 and December 31, 2010, América Móvil had the following financial instruments measured at fair value shown in the statement of financial position.

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

	Measurement of fair value at June 30, 2011
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	1,707,254		Ps.	1,707,254

Total			Ps.	1,707,254		Ps.	1,707,254

Liabilities
Debt	Ps.	272,605,502	Ps.	44,563,280		Ps.	317,168,782
Derivatives				1,822,727			1,822,727

Total	Ps.	272,605,502	Ps.	46,386,007		Ps.	318,991,509

	Measurement of fair value at December 31, 2010
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	5,004,483		Ps.	5,004,483
Pension plan assets	Ps.	208,972,566					208,972,566

Total	Ps.	208,972,566	Ps.	5,004,483		Ps.	213,977,049

Liabilities
Debt	Ps.	236,888,485	Ps.	90,050,880		Ps.	326,939,365
Derivatives				453,932			453,932

Total	Ps.	236,888,485	Ps.	90,504,812		Ps.	327,393,297

For the six-month period ended June 30, 2011 and the year ended December 31, 2010, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

13. Subsequent Events

a) In July 2011, our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of Ps. 2,738 million (U.S.$235 million). Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One, so that Embratel now owns all of the shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José Garciá Moreno Elizondo
Name: Carlos José Garciá Moreno Elizondo
Date: September 30, 2011	Title: Chief Financial Officer